AMERICAN WATER STAR, INC. SUMMARIZES SUBSTANTIAL PROGRESS IN CONFERENCE CALL

LAS VEGAS, NV - (BUSINESS WIRE) -- November 10, 2004 - American Water Star, Inc. (AMEX: AMW - News) held a conference call on Thursday, October 28th hosted by AMW's chairman and CEO Roger Mohlman. During the call, Mr. Mohlman described AMW's current status, as well as the substantial progress it has made towards helping to gain a stronger hold of the beverage market. A recording of the conference call is available for 30 days at the following:

Call 1-800-977-8002 in the United States or Canada; or

Call 1-404-920-6650 in the Atlanta Area or Internationally

Pin Code: Press * then 474341

During the call, Mr. Mohlman discussed anticipated sales revenues for Fiscal 2005. Mr. Mohlman stated that with all three of AMW's plants completely built and ready for full production, AMW's 2005 revenues are anticipated to be between $80 to $100 million, at only 30% of total capacity. $20 to $30 million of these revenues is expected to be from co-pack arrangements and $50 to $70 million will be from already executed private label contracts. These projected revenues would equate to earnings per share of anywhere from $0.18 to $0.32 cents.

Further expanding on his discussion about the plants, Mr. Mohlman stated that all plants are fully paid for and owned by AMW. This statement has raised some subsequent confusion. In the beverage industry a plant includes all operational aspects needed to produce bottled beverages and not necessarily the real estate and physical buildings a plant may be located within. AMW owns all of the operational aspects of the plants and the building in Arizona, but the buildings in Mississippi and Florida are leased by AMW.

Mr. Mohlman stated the plants have a net worth (meaning current value) greater than their book value with an approximate replacement cost of nearly $70 million dollars. Mr. Mohlman estimated that in his opinion it would take two and one-half to three years for another company to build similar plants. The plants have a capacity to handle three to four thousand truckloads per month and only cost AMW $275,000 monthly to operate.

Mr. Mohlman went on to speak of the future of AMW with the following comments:

  2005 sales, according to Mohlman, were anticipated to be approximately distributed as follows:

  *55-60% as private labels;

  *20-30% as co-pack; and

  *15-20% as AMW branded beverages.

Following the call, AMW revised the anticipated distribution to be:

* 50-60% as private labels;

* 30% as co-pack; and

* 10-20% as AMW branded beverages

  With the planned opening of the Hawaii plant by the end of the Q1 2005, and two other plants in Tennessee and Wisconsin, AMW feels it will be able to penetrate the market and increase its customer base of 12,000 stores by between 50 to 100 percent by Q2 2005.

  Gallon and Liter sizes are anticipated to be a bigger part of AMW's business; therefore, AMW plans to add an additional line in both of the Phoenix and Mississippi plants.

  AMW's products are already on 12 of the top 25 grocery store shelves and anticipates being on 20 by the end of Q2 2005.

  AMW should be able to add 3 additional mass merchandising chains to their list of clients as well as begin joint marketing plans with current and future retailers. AMW has already paid Safeway and Vons a significant fee for shelf space.

  AMW anticipates launching national advertising campaigns, including print and television, by no later than Q3 2005.

Mr. Mohlman further commented on recent investor concerns including:

  Impact of Florida hurricanes; AMW's Florida and Mississippi plants experienced significant delays due to the three hurricanes, however, the plants are fully built and ready for production.

  Walmart accounting for 61% of AMW's sales; Mr. Mohlman stated it was not unusual for Walmart to account for a significant amount of any distributors revenues.

  AMEX delisting rumor; AMW has not received any notice of delisting from AMEX and to the best of its knowledge is in no danger of losing its listing.

  Splenda issue as relates to AMW's mixer products; SPLENDA's licensor has informed AMW that it will not allow the Splenda name to be associated with alcoholic beverages. Mr. Mohlman stated AMW has located two other sources of sucralose products that may be used in its mixers.

  Recent sell-off by PIPE investors; AMW's February 2004 financing was extremely helpful in establishing operations. Mr. Mohlman feels with the over 6 million shares of volume since October 1st, the investors in the financing have liquidated their position. Further, Mr. Mohlman has recently announced his personal intent to purchase up to 4 million shares through open market purchases.

  Anticipated filing date for New Age Packaging spin-off; AMW anticipates filing a registration statement for the spin-off shortly following the filing of its third quarter Form 10-QSB.

  Mr. Mohlman's personal investment in AMW; Mr. Mohlman stated that his personal investment, both direct and indirect, in AMW is between $16 to $20 million.

About American Water Star, Inc.:

American Water Star, Inc. ("AMW") is a publicly traded company, (AMEX: AMW), and is engaged in the beverage bottling industry. Its product brands are both licensed and developed in-house, and bottled in strategic locations throughout the United States. AMW's beverage products are sold by the truckload, principally to distributors, who sell to retail stores, corner grocery stores, convenience stores, schools and other outlets.

At AMW, we believe our great-tasting, new zero sugar; zero calorie flavored water beverages have positioned us to capture a large share of the market for healthy flavored waters. Our products include Hawaiian Tropic -- a product featuring a sugar-free, no carbonation, and caffeine-free, sodium-free tropical drink. Hawaiian Tropic flavors include Strawberry Kiwi, Kiwi-Lemon Lime, Orange Guava and Pineapple Pink Grapefruit. For grade school age children we are introducing Geyser Sport -- our new non-sugared, 0 calorie, 0 carbohydrates, 0 sodium, vitamin and mineral-enriched, fruit-flavored beverage brand. Our other premium beverages include; Geyser Fruit Beverages -- our line of eight different fruit-flavored waters which have proven to be popular with consumers and Geyser Fruta -- our Latin line of seven different fruit-flavored beverages.

Forward-Looking Statements:

This press release may contain statements that constitute "forward-looking statements" as defined under U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "establish," "project" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are based on current expectations and assumptions that are subject to certain risks and uncertainties that could cause actual results to differ materially from AMW's historical experience and its projections. Actual results could differ materially because of factors such as: entry into markets with vigorous competition, market acceptance of AMW's products, continued acceptance of existing products, AMW's ability to enter into co-pack and private label agreements, delays in product development and related product release schedules, sales channel disruption to major distributors, and reliance on suppliers for key product ingredients that could result in delays in product delivery, any of which may cause revenues and income to fall short of anticipated levels; implementation of operating cost structures that align with revenue growth; unavailability of insurance; uninsured losses; adverse results in litigation; unanticipated tax liabilities; the effects of a major catastrophic event, like hurricanes and floods, that results in the destruction or disruption of any of AMW's plants; changes in economic conditions; changes in the non-alcoholic beverages business environment, including actions of competitors and changes in consumer preferences; the effectiveness of AMW's advertising and marketing programs; regulatory and legal changes; AMW's ability to penetrate developing and emerging markets; and other risks discussed in AMW's filings with the SEC, including its Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. AMW undertakes no obligation to publicly update or revise any forward-looking statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

American Water Star Inc.	Redwood Consultants, LLC.
Donald Hejmanowski, 702-740-7036	Jens Dalsgaard, 415-884-0348